EXHIBIT 20





For Immediate Release      Contact:   C. R. Soderlind   212 605-3813
                                      Senior Vice President
                                      S. L. Levy     212 605-3815
                                      Manager Public Relations

WITCO SETS CHARGE FOR DIVESTITURE, RESTRUCTURING, AND ENVIRONMENTAL
PROJECTS


NEW YORK, NY, January, 19, 1994 -- Witco Corporation (NYSE:WIT) announced that it will take a $92.6 million charge ($60.1 million after tax, or $1.10 per common share) against earnings in the fourth quarter which ended December 31, 1993. The charge covers environmental remediation and future compliance costs, expected losses from the disposition of certain operations, reduction of work force, and other matters.
    Approximately $53 million of the charge will be applied to increase environmental reserves for remediation and future compliance costs, as well as for expenses related to projects to enhance high environmental standards at Witco's plants worldwide. Witco's Chairman and Chief Executive Officer William R. Toller observed, "these environmental charges reflect Witco's assessment of its future remediation costs in light of all available information and the Securities and Exchange Commission's Staff Accounting Bulletin 92. Our goal is to fully meet regulatory requirements, such as those in the Clean Air Act, and to take steps today to meet the standards of tomorrow. Witco's firm environmental commitment is important to the communities in which it operates, and we will ensure that our plants reflect best practice in this regard."
    Witco also announced its intention to sell its Battery Parts Division and to effect a reduction of approximately four percent in its worldwide employee population of more than 8,000. Approximately $32 million of the charge would be applied to these actions.
    "1993 has been a year of transition for us," Mr. Toller noted. "We continue the strategic realignment and the reorganization of our businesses. Both appropriate divestitures and a tight focus on costs remain key components of this strategy. The step that we are taking today should allow us to concentrate on moving our business forward in 1994."
    Witco Corporation is a Fortune 250 company which manufactures specialty chemical and petroleum products worldwide. The company's 1993 revenues will approximate $2.2 billion. It operates 64 manufacturing facilities in 12 countries and sales offices that span the globe.

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  94-010p.r.                                                   1/19/94